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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                         000-35366

Chino Commercial Bancorp

(Exact name of registrant as specified in its charter)

14245 Pipeline Avenue, Chino, California 91710 (909) 393-8880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 2g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                         540

The purpose of this Amendment No. 1 to the Form 15 of Chino Commercial Bancorp is to clarity that the Form 15 filed on January 23, 2013 was filed In accordance with guidance issued by the staff of the Division of Corporation Finance pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by section 601(a)(2) of the Jumpstart Our Business Startups Act (the “JOBS Act”), rather than pursuant to SEC Rule 12g-4(a)(1), which rule has not yet been amended to conform to the provisions of the JOBS Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 15, 2013	By:	/s/ Dann H Bowman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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